                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


         HyperFeed Technologies, Inc. (formerly known as PC Quote, Inc.)
         ---------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   44913S 10 2
                            ------------------------
                                 (CUSIP Number)

                                James F. Mosier,
                     Corporate Secretary and General Counsel
                               PICO Holdings, Inc.
                         875 Prospect Street, Suite 301
                               La Jolla, CA 92037
                                 (858) 456-6022
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                 June 10, 2002; June 18, 2002; August 19, 2002
                 ---------------------------------------------
            (Dates of Events which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44913S   10   2        AMENDMENT NO. 9
                                       TO
                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  PICO Holdings, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS):                                 (a) [X]

                                                             (b) [ ]
3.       SEC USE ONLY:


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  WC

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                      12,564,784 shares
8.       SHARED VOTING POWER:                     1,568,267 shares
9.       SOLE DISPOSITIVE POWER:                 12,564,784 shares
10.      SHARED DISPOSITIVE POWER:                1,568,267 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  14,133,051 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  50.4%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  CO; HC

CUSIP NO. 44913S   10   2        AMENDMENT NO. 9
                                       TO
                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  Citation Insurance Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS):                                 (a) [X]

                                                             (b) [ ]
3.       SEC USE ONLY:


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                        None
8.       SHARED VOTING POWER:               822,498 shares
9.       SOLE DISPOSITIVE POWER:                   None
10.      SHARED DISPOSITIVE POWER:          822,498 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  822,498 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  3.3%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IC

CUSIP NO. 44913S   10   2        AMENDMENT NO. 9
                                       TO
                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  Physicians Insurance Company of Ohio

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS):                               (a)  [X]

                                                           (b)  [ ]
3.       SEC USE ONLY:


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                            None
8.       SHARED VOTING POWER:                   745,769 shares
9.       SOLE DISPOSITIVE POWER:                       None
10.      SHARED DISPOSITIVE POWER:              745,769 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  745,769 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):            [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  3.0%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IC

CUSIP NO. 44913S   10   2        AMENDMENT NO. 9
                                       TO
                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  Sequoia Insurance Company

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS):                                (a)  [X]

                                                            (b)  [ ]
3.       SEC USE ONLY:


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  Not applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                             None
8.       SHARED VOTING POWER:                           None
9.       SOLE DISPOSITIVE POWER:                        None
10.      SHARED DISPOSITIVE POWER:                      None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  None

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  0.0%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IC

ITEM 1.    SECURITY AND ISSUER.

         This Amendment No. 9 to Schedule 13D ("Amendment No. 9") relates to the shares of Common Stock, $.001 par value (the "HyperFeed Shares"), of HyperFeed Technologies, Inc., a Delaware corporation formerly known as PC Quote, Inc. ("HyperFeed"). The address of the principal executive offices of HyperFeed is 300 South Wacker Drive, Suite 300, Chicago, Illinois 60606.

ITEM 2.    IDENTITY AND BACKGROUND.

         The persons filing this Amendment No. 9 are PICO Holdings, Inc. ("Holdings"), Physicians Insurance Company of Ohio ("Physicians"), Citation Insurance Company ("Citation") and Sequoia Insurance Company ("Sequoia").

         A. Holdings is a California insurance and investment holding company which is the parent of Physicians and Citation and the indirect parent of Sequoia. Holdings' business address is 875 Prospect Street, Suite 301, La Jolla, California 92037.

         The directors of Holdings include:

             (i) S. Walter Foulkrod, III, Esq., whose business address is S. Walter Foulkrod, III & Associates, 1800 Linglestown Road, Suite 306, Harrisburg, Pennsylvania 17110. Mr. Foulkrod is an attorney and the owner of S. Walter Foulkrod, III & Associates, Attorneys at Law. Mr. Foulkrod is a citizen of the United States.

             (ii) Richard D. Ruppert, MD, whose residence address is 2710 Falmouth Drive, P.O. Box 352855, Toledo, Ohio 43635-2855. Dr. Ruppert is a physician. Dr. Ruppert is a citizen of the United States.

             (iii) John R. Hart, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Hart serves as President and Chief Executive Officer of each of Holdings and Physicians and Chairman of the Board of each of Citation and Sequoia. Mr. Hart is a citizen of the United States.

             (iv) Ronald Langley, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Langley serves as Chairman of the Board of each of Holdings and Physicians. Mr. Langley is a citizen of the United States.

             (v) John D. Weil, whose business address is 200 North Broadway, Suite 825, St. Louis, Missouri 63102-2573. Mr. Weil serves as President of Clayton Management Company, a strategic investment company. Mr. Weil is a citizen of the United States.

             (vi) Carlos C. Campbell, whose business address is 11530 Links Drive, Reston, Virginia 20190-4821. Mr. Campbell is President of C.C. Campbell & Company, a business consulting firm. Mr. Campbell is a citizen of the United States.

             (vii) Robert R. Broadbent, whose business address is Tower City Center, 2900 Terminal Tower, Cleveland, Ohio 44113-2204. Mr. Broadbent is a retail consultant. Mr. Broadbent is a citizen of the United States.

         The executive officers of Holdings, in addition to Messrs. Langley and Hart, are:

             (i) Richard H. Sharpe, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Sharpe serves as Chief Operating Officer of each of Holdings and Physicians. Mr. Sharpe is a citizen of the United States.

             (ii) Maxim C. W. Webb, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Webb serves as Chief Financial Officer and Treasurer of Holdings. He is a citizen of Great Britain.

             (iii) James F. Mosier, Esq., whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Mosier serves as General Counsel and Corporate Secretary of each of Holdings and Physicians and Secretary of each of Citation and Sequoia. He is a citizen of the United States.

         There is no controlling shareholder of Holdings.

         B. Physicians is an Ohio licensed insurance corporation which operates primarily as a diversified investment and insurance company. Physicians' business address is One Easton Oval, Suite 530, Columbus, Ohio 43219-6091. Physicians is a wholly-owned subsidiary of Holdings.

         The directors of Physicians are S. Walter Foulkrod, III, Esq.; Richard
D. Ruppert, MD; John R. Hart; Ronald Langley; and John D. Weil. Each of their backgrounds has been described in Item 2(A) of this Amendment No. 9.

         The executive officers of Physicians, in addition to Messrs. Langley and Hart, are:

             (i) Richard H. Sharpe, whose background is described in Item 2(A) of this Amendment No. 9.

             (ii) Martha G. Althauser, Esq., whose business address is Physicians Insurance Company of Ohio, One Easton Oval, Suite 530, Columbus, Ohio 43219-6091. Ms. Althauser serves as Vice President, Claims of Physicians. She is a citizen of the United States.

             (iii) J. Steven Bricker, whose business address is Physicians Insurance Company of Ohio, One Easton Oval, Suite 530, Columbus, Ohio 43219-6091. Mr. Bricker serves as Controller and Treasurer of Physicians. He is a citizen of the United States.

             (iv) James F. Mosier, Esq., whose background is described in Item 2(A) of this Amendment No. 9.

         C. Citation is a California-domiciled insurance corporation licensed to write property and casualty insurance in Arizona, California, Colorado, Hawaii, Nevada, New Mexico and Utah. Citation's business address is 70 Garden Court, 2nd Floor, Monterey, California 93940. Citation is a wholly-owned subsidiary of Holdings.

         The directors of Citation include:

             (i) John R. Hart, whose background is described in Item 2(A) of this Amendment No. 9.

             (ii) Ronald Langley, whose background is described in Item 2(A) of this Amendment No. 9.

             (iii) Richard H. Sharpe, whose background is described in Item 2(A) of this Amendment No. 9.

             (iv) Charles E. Bancroft, whose business address is 70 Garden Court, 2nd Floor, Monterey, California 93940. Mr. Bancroft is President, Chief Executive Officer and a director of Citation and Sequoia. Mr. Bancroft is a citizen of the United States.

         The executive officers of Citation, in addition to Messrs. Hart and Bancroft, are:

             (i) Robert M. Erickson, whose business address is 70 Garden Court, 2nd Floor, Monterey, California 93940. Mr. Erickson is Chief Financial Officer, Treasurer and Assistant Secretary of Citation and Sequoia. Mr. Erickson is a citizen of the United States.

             (ii) James F. Mosier, Esq., whose background is described in Item 2(A) of this Amendment No. 9.

         D. Sequoia is a California-domiciled insurance corporation licensed to write insurance coverage for property and casualty risks within the States of California and Nevada. Sequoia is a wholly-owned subsidiary of Physicians.

         The directors of Sequoia are John R. Hart; Ronald Langley; Richard H. Sharpe; and Charles E. Bancroft. Their respective backgrounds are described in Items 2(A) and 2(C) of this Amendment No. 9.

         The executive officers of Sequoia are John R. Hart, Chairman of the Board; Charles E. Bancroft, President and Chief Executive Officer; Robert M. Erickson, Chief Financial Officer, Treasurer and Assistant Secretary; and James
F. Mosier, Esq., Secretary. Their respective backgrounds are described in Items 2(A) and 2(C) of this Amendment No. 9.

         E. During the last five years, none of Holdings, Physicians, Citation and Sequoia and, to the best knowledge of those corporations, no individual named in Item 2(A), Item 2(B), Item 2(C) or Item 2(D) of this Amendment No. 9, has been convicted in a criminal proceeding.

         F. During the last five years, none of Holdings, Physicians, Citation and Sequoia and, to the best knowledge of those corporations, no individual named in Item 2(A), Item 2(B), Item 2(C) or Item 2(D) of this Amendment No. 9, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Please see Item 4 of this Amendment No. 9.

ITEM 4.    PURPOSE OF TRANSACTION.

         On June 10, 2002, Sequoia sold to Holdings 581,674 HyperFeed Shares through an open market transaction. The total purchase price was $279,227.52, or approximately $0.48 per share. Holdings used working capital to fund the purchase.

         On June 18, 2002, Sequoia sold to Holdings a Common Stock Purchase Warrant, issued under date of December 18, 1998, covering 240,824 HyperFeed Shares in a privately negotiated transaction. The total purchase price paid by Holdings was $14,449.00, or approximately $.06 per share covered by the Common Stock Purchase Warrant. Holdings used working capital to fund the purchase.

         On August 19, 2002, Holdings exercised three Common Stock Warrants - one originally issued under date of May 5, 1997 covering 320,000 HyperFeed Shares, one originally issued under date of August 7, 1997 covering 500,000 HyperFeed Shares and one originally issued under date of September 22, 1997 covering 129,032 HyperFeed Shares -- to purchase an aggregate of 949,032 HyperFeed Shares from HyperFeed for $305,113.79, or $0.3215 per share, the average closing bid price for the twenty trading days preceding the date of exercise. Holdings used working capital to fund the exercise price.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (A) (B) Beneficial Ownership of HyperFeed Shares:

                                                   HyperFeed Shares which
                                                   may be Acquired upon         Total HyperFeed        Percent of Out-
                           HyperFeed Shares       Exercise of Common Stock        Shares Bene-        standing HyperFeed
    Person (1)             Currently Held            Purchase Warrants           Ficially Owned           Shares (2)
    ----------             --------------      ---------------------------       --------------           ----------
Holdings                    11,026,888(3)(4)           3,106,163(5)(6)              14,133,051              50.4%
Citation                       581,674(3)                240,824(6)                    822,498               3.3%
Physicians                     745,769(4)                      0                       745,769               3.0%
Sequoia                              0                         0                             0               0.0%

-------------------

(1) None of the directors or executive officers of Holdings, Citation, Physicians or Sequoia individually beneficially owns any HyperFeed Shares. The directors and executive officers of each of Holdings, Citation, Physicians and Sequoia disclaim beneficial ownership of the HyperFeed Shares beneficially owned by the corporation for which they serve as directors and/or executive officers.

(2) The percent of the outstanding HyperFeed Shares is based upon 24,913,425 HyperFeed Shares outstanding as of August 27, 2002, and the number of HyperFeed Shares that the person may acquire upon exercise of outstanding Common Stock Purchase Warrants.

(3) Includes 581,674 HyperFeed Shares beneficially owned directly by Citation which is a direct wholly-owned subsidiary of Holdings. As a result of Holdings' status as parent of Citation, Holdings and Citation may be deemed to share voting and investment power with respect to these HyperFeed Shares.

(4) Includes 745,769 HyperFeed Shares beneficially owned directly by Physicians which is a direct wholly-owned subsidiary of Holdings. As a result of Holdings' status as parent of Physicians, Physicians and Holdings may be deemed to share voting and investment power with respect to these HyperFeed Shares.

(5) Includes 2,865,339 HyperFeed Shares which may be acquired upon exercise of the Common Stock Purchase Warrants beneficially owned directly by Holdings.

(6) Includes 240,824 HyperFeed Shares which may be acquired upon exercise of the Common Stock Purchase Warrant beneficially owned directly by Citation. As a result of Holdings' status as parent of Citation, Citation and Holdings would be deemed to share voting and investment power with respect to these HyperFeed Shares.

           (C)    See Item 4 of this Amendment No. 9.

           (D)    See Items 5(A) and 5(B) of this Amendment No. 9.

           (E)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


           See Items 4, 5(A), 5(B) and 7 of this Amendment No. 9.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit A -     Joint Filing Agreement, dated as of October 30,
                           2000, among PICO Holdings, Inc., Physicians Insurance
                           Company of Ohio, Citation Insurance Company and
                           Sequoia Insurance Company (Incorporated herein by reference to Exhibit A to Amendment No. 6 to Schedule
                           13D filed on behalf of Holdings, Physicians, Citation and Sequoia with the SEC on October 31, 2000)

           Exhibit B -     Common Stock Purchase Warrant covering 1,245,643
                           HyperFeed Shares reissued to PICO Holdings, Inc.
                           under date of December 18, 1998 (Incorporated herein
                           by reference to Exhibit B to Amendment No. 6 to
                           Schedule 13D filed on behalf of Holdings, Physicians,
                           Citation and Sequoia with the SEC on October 31,
                           2000)

           Exhibit C -     Common Stock Purchase Warrant covering 1,378,872
                           HyperFeed Shares reissued to Physicians Insurance
                           Company of Ohio under date of December 18, 1998 (sold to PICO Holdings, Inc. effective September 30, 2000)
                           (Incorporated herein by reference to Exhibit C to Amendment No. 6 to Schedule 13D filed on behalf of Holdings, Physicians, Citation and Sequoia with the
                           SEC on October 31, 2000)

Exhibit D -                Common Stock Purchase Warrant covering 240,824
                           HyperFeed Shares reissued to Citation Insurance
                           Company under date of December 18, 1998 (Incorporated herein by reference to Exhibit D to Amendment No. 6 to Schedule 13D filed on behalf of Holdings, Physicians, Citation and Sequoia with the SEC on October 31, 2000)

Exhibit E -                Common Stock Purchase Warrant covering 240,824
                           HyperFeed Shares reissued to Sequoia Insurance
                           Company under date of December 18, 1998 (sold to PICO
                           Holdings, Inc. on June 18, 2002) (Incorporated herein
                           by reference to Exhibit E to Amendment No. 6 to
                           Schedule 13D filed on behalf of Holdings, Physicians,
                           Citation and Sequoia with the SEC on October 31,
                           2000)

Exhibit F -                Common Stock Purchase Warrant covering 640,000
                           HyperFeed Shares issued to PICO Holdings, Inc. by PC
                           Quote, Inc. on May 5, 1997 (exercised as to 320,000
                           HyperFeed Shares on May 19, 1998 and as to 320,000
                           HyperFeed Shares on August 19, 2002) (Incorporated herein by reference to Exhibit E to Amendment No. 1 to Schedule 13D filed on behalf of Holdings, Physicians, American Physicians Life Insurance
                           Company and Physicians Investment Company with the
                           SEC on June 11, 1997)

Exhibit G -                Form of First Amendment to Common Stock Purchase
                           Warrant between PC Quote, Inc. and PICO Holdings,
                           Inc. with respect to Common Stock Purchase Warrant issued on May 5, 1997 (Incorporated herein by reference to Exhibit 4.5 to PC Quote, Inc.'s Current
                           Report on Form 8-K, dated and filed with the SEC on October 6, 1998 (the "PC Quote 1998 Form 8-K"))

Exhibit H -                Common Stock Purchase Warrant covering 500,000
                           HyperFeed Shares issued to PICO Holdings, Inc. by PC
                           Quote, Inc. on August 7, 1997 (exercised on August
                           19, 2002) (Incorporated herein by reference to Exhibit C to Amendment No. 2 to Schedule 13D filed on behalf of Holdings, Physicians, American Physicians
                           Life Insurance Company and Physicians Investment
                           Company with the SEC on September 17, 1997)

Exhibit I -                Form of First Amendment to Common Stock Purchase
                           Warrant between PC Quote, Inc. and PICO Holdings,
                           Inc. with respect to Common Stock Purchase Warrant issued on August 7, 1997 (Incorporated herein by reference to Exhibit 4.6 to the PC Quote 1998 Form
                           8-K)

Exhibit J -                Common Stock Purchase Warrant covering 129,032
                           HyperFeed Shares issued to PICO Holdings, Inc. by PC
                           Quote, Inc. on September 22, 1997 (exercised on
                           August 19, 2002) (Incorporated herein by reference to Exhibit C to Amendment No. 3 to Schedule 13D filed on behalf of Holdings, Physicians, American Physicians
                           Life Insurance Company and Physicians Investment
                           Company with the SEC on February 26, 1998)

Exhibit K -                Form of First Amendment to Common Stock Purchase
                           Warrant between PC Quote, Inc. and PICO Holdings,
                           Inc. with respect to Common Stock Purchase Warrant issued on September 22, 1997 (Incorporated herein by reference to Exhibit 4.7 to the PC Quote 1998 Form
                           8-K)

Exhibit L -                Certificate of Designations of Series A and
                           Series B Preferred Stock of PC Quote, Inc.
                           (Incorporated herein by reference to Exhibit 3(d) to PC Quote, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1998)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 4, 2002          PICO HOLDINGS, INC.


                                  By:   /s/ James F. Mosier
                                     -----------------------------------------
                                       James F. Mosier,
                                       General Counsel and Secretary


Date:  September 4, 2002          PHYSICIANS INSURANCE COMPANY OF OHIO


                                  By:   /s/ James F. Mosier
                                       ---------------------------------------
                                       James F. Mosier,
                                       General Counsel and Secretary


Date:  September 4, 2002          CITATION INSURANCE COMPANY


                                  By:   /s/ James F. Mosier
                                       ---------------------------------------
                                       James F. Mosier,
                                       Secretary


Date:  September 4, 2002          SEQUOIA INSURANCE COMPANY

                                  By:   /s/ James F. Mosier
                                       ---------------------------------------
                                       James F. Mosier,
                                       Secretary